08027649

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34842

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.T. Glantz Financial Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 Corinthian Way, Suite H
(No. and Street)

Newport Beach, (City) California (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Candetta Simone 949-975-1606
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/24

OATH OR AFFIRMATION

I, Candetta Simone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.T. Glantz Financial Corp., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California, County of Orange
Subscribed and sworn to (or affirmed) before me on this 28th day of FEB, 2008, by Candetta Simone proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Sun Mi Lee

SUN MI LEE
COMM. #1758188
Notary Public-California
ORANGE COUNTY
My Comm. Exp. July 21, 2011

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2007

M.T. GLANTZ FINANCIAL CORPORATION

1701 CORINTHIAN WAY, SUITE H

NEWPORT BEACH, CALIFORNIA 92660

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
M.T. Glantz Financial Corporation
Newport Beach, California

I have audited the accompanying statement of financial condition of M.T. Glantz Financial Corporation as of December 31, 2007 and related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of M.T. Glantz Financial Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of M.T. Glantz Financial Corporation as of December 31, 2007 and the results of its operations, shareholder's equity and cash flows and for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Joseph Yafeh, CPA

Los Angeles, California
February 26, 2008

M.T. GLANTZ FINANCIAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 18,199
Clearing deposit	1,172
Commission receivable	50
TOTAL ASSETS	$ 19,421

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	$ 0
SHAREHOLDER'S EQUITY	
Common stock (authorized, 100,000 shares; issued and outstanding 10,000 shares; par value $1)	$ 10,000
Additional Paid-in-Capital	47,784
Retained (Deficit)	(38,363)
TOTAL SHAREHOLDER'S EQUITY	19,421
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 19,421

See Accompanying Notes to Financial Statements

M.T. GLANTZ FINANCIAL CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

INCOME	
NASD Rebate	$ 35,000
NASD Refund	1,493
Interest income	41
TOTAL INCOME	36,534
EXPENSES	
Regulatory fees	949
Clearance charges	2
Tax & license	25
TOTAL EXPENSES	976
NET INCOME BEFORE TAX	35,558
STATE INCOME TAX	800
NET INCOME	$ 34,758

See Accompanying Notes to Financial Statements

M.T. GLANTZ FINANCIAL CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2006	10,000	$ 10,000	$ 47,784	$(50,121)	$ 7,663
Shareholder Distribution				(23,000)	(23,000)
Net Income				34,758	34,758
Balance, December 31, 2007	10,000	$ 10,000	$ 47,784	$(38,363)	$ 19,421

See Accompanying Notes to Financial Statements

M.T. GLANTZ FINANCIAL CORPORATION.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities:	
Net Income	$ 34,758
Decrease in Clearing Deposit	3
Net Cash Provided by Operating Activities	34,761
Cash Flows from Investing Activities	--
Cash Flows from Financing Activities	
Distribution	(23,000)
Net Cash Used in Financing Activities	(23,000)
Increase in Cash	11,761
Cash: Beginning of the year	6,438
Cash: End of the year	$ 18,199
Supplemental Cash Flow Information	
Interest paid	$ 0
Income tax	$ 800

See Accompanying Notes to Financial Statements

DECEMBER 31, 2007

NOTE 1 - NATURE OF BUSINESS

M.T. Glantz Financial Corporation (the "Company") was incorporated under the laws of the State of California maintaining its principal and only active office in Tustin, California. The Company operates pursuant to the (K)(2)(ii) exemptive provision of the SEC Rule 15c3-3 and does not hold customers funds or securities. During 2007 the Company was inactive.

NOTE 2 - NET CAPITAL

As a registered broker-dealer, the Company is subject to the uniform net capital rule of Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of $5,000 and aggregate indebtedness, as defined, shall not exceed fifteen times net capital. See page 7 for computation of net capital.

NOTE 3 - INCOME TAXES

The Company has a federal net operating loss of approximately $46,700 which begins expiring between 2012 and 2025. Therefore, there is no federal tax provision for 2007. There is a minimum State tax of $800.

NOTE 4 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 5 – EXEMPTION FROM THE SEC RULE 15C3-3

M.T. Glantz Financial Corporation is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, M.T. Glantz Financial Corporation is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph (K) (2) (ii).

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c-3 paragraph (K) (2) (ii).

M.T. GLANTZ FINANCIAL CORPORATION
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition		$ 19,421
Less: Non allowable assets - Excess clearing deposit	$ 173	
Commission receivable	50	
Total non allowable assets		223
NET CAPITAL		$ 19,198
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness		$ 0
Minimum dollar net capital required		$ 5,000
Net Capital required (greater of above amounts)		$ 5,000
EXCESS CAPITAL		$ 14,198
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 19,198
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities (from statement of financial condition)		$ 0
Percentage of aggregate indebtedness to net capital		0%

RECONCILIATION

The following is a reconciliation, as of December 31, 2007 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

Unaudited net capital	$ 19,198
Audit adjustments	0
Audited net capital	$ 19,198

See Accompanying Notes to Financial Statements

PART II

M.T. GLANTZ FINANCIAL CORPORATION

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2007

Joseph Yafeh CPA, Inc.

A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
M.T. Glantz Financial Corporation
Newport Beach, California 92660

In planning and performing my audit of the financial statements and supplemental schedules of M.T. Glantz Financial Corporation (the "Company") for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
M.T. Glantz Financial Corporation
Irvine, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 26, 2008

END